Exhibit 2.1

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered to be effective as of July 20, 2022 (the “Effective Date”), by and between STORM SONDORS, an individual having an office address at 23823 Malibu Road, Suite 50 #129, Malibu, CA 90265 (“Contributor”), and SONDORS Inc., a Delaware corporation having an office at 23823 Malibu Road, Suite 50 #129, Malibu, CA 90265 (the “Company”).

RECITALS:

WHEREAS, Contributor owns 6,583,335 shares of common stock, $0.0001 par value per share, of SONDORS Electric Bike Company, a Delaware corporation (the “Electric Bike Shares”), and 2,700,000 shares of common stock, $0.0001 par value per share, of SONDORS Electric Car Company, a Delaware corporation (the “Electric Car Shares”, and together with the Electric Bike Shares, the “Contributed Shares”);

WHEREAS, Contributor wishes to transfer and convey (i) the Electric Bike Shares to the Company in exchange for 6,583,335 shares of common stock, $0.0001 par value per share, of the Company (the “Company Common Stock”) and (ii) the Electric Car Shares to the Company in exchange for 6,373,045 shares of Company Common Stock; and

WHEREAS, the parties acknowledge that such transfer shall be a contribution by Contributor to the capital of the Company, and that such contribution together with the Public Offering is intended to result in a transaction in which no gain or loss is to be recognized pursuant to Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, Contributor and the Company hereby agree as follows:

1. Contribution and Assignment. Contributor hereby transfers and conveys the Contributed Shares to the Company and the Company hereby accepts and assumes the Contributed Shares from Contributor. The parties hereto hereby acknowledge and agree that the parties intend that such transfer shall be a contribution by Contributor to the capital of the Company and that such contribution is intended to result in a transaction in which no gain or loss is to be recognized pursuant to Section 351 of the Code. The transfer of the Contributed Shares shall be effective as of the Effective Date.

2. Cancelation of Outstanding Share. Concurrently with Contributor’s contribution of the Contributed Shares to the Company, the one (1) share of Company Common Stock outstanding in the name of Contributor shall be canceled.

3. Further Assurances. The parties hereto will, from time to time and at all times hereafter, upon every reasonable request to do so by the other parties hereto, make, do, execute and deliver, or cause to be made, done, executed and delivered, all such further acts, deeds, assurances and things as may be legally required or reasonably necessary in order to further implement and carry out the intent and purposes of this Agreement (including, without limitation, the filing with respect to, the application for the recording of and the obtaining of all federal, state and local regulatory actions and/or approvals and all such third party consents, the filing of all such returns and disclosures with the Internal Revenue Service that may be required to cause the contribution to be treated as a transaction in which no gain or loss is to be recognized under the Code, and providing the Company with the income tax basis it will acquire in the Contributed Shares).

4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware regardless of its conflict of laws principles.

IN WITNESS WHEREOF, Contributor and Company have caused their duly authorized representatives to execute this Agreement as of the day and year first above written.

Contributor

/s/ Storm Sondors
Storm Sondors

SONDORS Inc.

By:	/s/ Jeff Clayborne
Name:	Jeff Clayborne
Title:	Chief Financial Officer

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